EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2001	2002	2003	2004	2005
EARNINGS
Income Before Income Taxes	$258,541	$316,418	$308,003	$238,226	$202,021
Fixed Charges (as below)	130,293	126,797	123,721	110,547	118,365
Total Earnings	$388,834	$443,215	$431,724	$348,773	$320,386

FIXED CHARGES
Interest Expense	$120,036	$116,677	$115,202	$99,135	$106,301
Credit for Allowance for Borrowed Funds Used During Construction	4,457	5,620	5,319	8,100	8,764
Interest Rate Hedges	-	-	-	(188)	-
Estimated Interest Element in Lease Rentals	5,800	4,500	3,200	3,500	3,300
Total Fixed Charges	$130,293	$126,797	$123,721	$110,547	$118,365

Ratio of Earnings to Fixed Charges	2.98	3.49	3.48	3.15	2.70